Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2024

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2024
		31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	76006.88	74016.91	70582.61	223056.93	186867.81	258340.56
	a) Interest / discount on advances / bills	59923.95	59389.81	56772.58	178028.64	149075.03	207220.01
	b) Income on investments	13717.10	12631.60	12215.78	38892.52	32766.53	44364.28
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	757.56	674.74	376.07	1905.19	1580.83	2040.47
	d) Others	1608.27	1320.76	1218.18	4230.58	3445.42	4715.80
2	Other Income (Refer note 10)	11453.56	11482.73	11137.04	33604.40	31074.74	49240.99
3	Total Income (1)+(2)	87460.44	85499.64	81719.65	256661.33	217942.55	307581.55
4	Interest expended	45353.63	43903.01	42111.27	132452.64	107412.17	149808.10
5	Operating expenses (i)+(ii)	17106.41	16890.89	15961.08	50617.91	45417.18	63386.01
	i) Employees cost	5950.41	5985.30	5351.76	17784.59	15304.02	22240.21
	ii) Other operating expenses	11156.00	10905.59	10609.32	32833.32	30113.16	41145.80
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	62460.04	60793.90	58072.35	183070.55	152829.35	213194.11
7	Operating Profit before provisions and contingencies (3)-(6)	25000.40	24705.74	23647.30	73590.78	65113.20	94387.44
8	Provisions (other than tax) and Contingencies (Refer note 8)	3153.85	2700.46	4216.64	8456.37	9980.50	23492.14
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	21846.55	22005.28	19430.66	65134.41	55132.70	70895.30
11	Tax Expense (Refer note 11)	5111.05	5184.31	3058.12	15403.19	10832.28	10083.03
12	Net Profit from ordinary activities after tax (10)-(11)	16735.50	16820.97	16372.54	49731.22	44300.42	60812.27
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	16735.50	16820.97	16372.54	49731.22	44300.42	60812.27
15	Paid up equity share capital (Face Value of ₹ 1/- each)	764.83	763.08	759.25	764.83	759.25	759.69
16	Reserves excluding revaluation reserves						436833.39
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.97%	19.77%	18.39%	19.97%	18.39%	18.80%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.90	22.08	21.58	65.26	64.06	85.83
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.80	21.98	21.49	64.97	63.74	85.44
	(iv) NPA Ratios:
	(a) Gross NPAs	36018.58	34250.62	31011.67	36018.58	31011.67	31173.32
	(b) Net NPAs	11587.54	10308.54	7664.10	11587.54	7664.10	8091.74
	(c) % of Gross NPAs to Gross Advances	1.42%	1.36%	1.26%	1.42%	1.26%	1.24%
	(d) % of Net NPAs to Net Advances	0.46%	0.41%	0.31%	0.46%	0.31%	0.33%
	(v) Return on assets (average) - not annualized	0.47%	0.49%	0.49%	1.43%	1.49%	1.98%
	(vi) Net worth	468896.94	450136.68	415154.14	468896.94	415154.14	427634.18
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	0.84	0.93	1.28	0.84	1.28	1.21
	(x) Total Debts to Total Assets	15.17%	15.88%	21.12%	15.17%	21.12%	18.30%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2024
		31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	15428.73	14567.80	14664.82	45317.12	41100.36	61653.66
b)	Retail Banking:	71973.92	70014.78	64774.11	210043.49	168572.61	233637.87
	(i) Digital Banking*	2.29	2.20	0.94	6.19	2.32	3.37
	(ii) Non Digital Banking	71971.63	70012.58	64773.17	210037.30	168570.29	233634.50
c)	Wholesale Banking	47683.00	47470.21	49743.78	142327.16	126774.31	175520.23
d)	Other Banking Operations	9165.17	8716.61	7511.34	25875.94	21731.46	30050.38
e)	Unallocated	—	—	—	—	—	—
	Total	144250.82	140769.40	136694.05	423563.71	358178.74	500862.14
	Less: Inter Segment Revenue	56790.38	55269.76	54974.40	166902.38	140236.19	193280.59

	Income from Operations	87460.44	85499.64	81719.65	256661.33	217942.55	307581.55

2	Segment Results$
a)	Treasury	924.51	743.83	1883.46	3374.67	5061.85	14190.10
b)	Retail Banking:	6423.20	6915.89	5725.88	19160.37	15233.54	15659.91
	(i) Digital Banking*	(0.03)	0.12	(0.29)	0.02	(0.92)	(1.23)
	(ii) Non Digital Banking	6423.23	6915.77	5726.17	19160.35	15234.46	15661.14
c)	Wholesale Banking	11497.04	11864.31	9876.77	34137.53	28529.83	32280.98
d)	Other Banking Operations	3588.17	3075.19	2745.95	10219.90	8278.22	11104.00
e)	Unallocated	(586.37)	(593.94)	(801.40)	(1758.06)	(1970.74)	(2339.69)

	Total Profit Before Tax	21846.55	22005.28	19430.66	65134.41	55132.70	70895.30

3	Segment Assets
a)	Treasury	939561.69	825913.16	759245.15	939561.69	759245.15	822926.80
b)	Retail Banking:	1504060.81	1466708.32	1362925.61	1504060.81	1362925.61	1395089.03
	(i) Digital Banking*	73.53	60.89	54.05	73.53	54.05	51.34
	(ii) Non Digital Banking	1503987.28	1466647.43	1362871.56	1503987.28	1362871.56	1395037.69
c)	Wholesale Banking	1179624.34	1263373.58	1260248.89	1179624.34	1260248.89	1274899.43
d)	Other Banking Operations	108862.24	105840.37	91673.50	108862.24	91673.50	97097.23
e)	Unallocated	26855.46	26229.94	18545.76	26855.46	18545.76	27610.57

	Total	3758964.54	3688065.37	3492638.91	3758964.54	3492638.91	3617623.06

4	Segment Liabilities$
a)	Treasury	74522.11	68586.20	154374.88	74522.11	154374.88	94557.67
b)	Retail Banking:	2273941.41	2142405.13	1912201.02	2273941.41	1912201.02	2046673.65
	(i) Digital Banking*	78.32	65.56	58.12	78.32	58.12	56.18
	(ii) Non Digital Banking	2273863.09	2142339.57	1912142.90	2273863.09	1912142.90	2046617.47
c)	Wholesale Banking	871158.16	950205.19	950277.47	871158.16	950277.47	973987.85
d)	Other Banking Operations	8364.43	8899.59	7030.03	8364.43	7030.03	8212.98
e)	Unallocated	47957.55	54498.50	46455.70	47957.55	46455.70	53945.11

	Total	3275943.66	3224594.61	3070339.10	3275943.66	3070339.10	3177377.26

5	Capital, Employees stock options outstanding and Reserves	483020.88	463470.76	422299.81	483020.88	422299.81	440245.80

6	Total (4)+(5)	3758964.54	3688065.37	3492638.91	3758964.54	3492638.91	3617623.06

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.12.2024	As at 31.12.2023	As at 31.03.2024
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	764.83	759.25	759.69
Employees stock options outstanding	3396.04	2192.86	2652.72
Reserves and surplus	478860.01	419347.70	436833.39
Deposits	2563795.03	2213977.00	2379786.28
Borrowings	570239.82	737698.82	662153.07
Other liabilities and provisions	141908.81	118663.28	135437.91

Total	3758964.54	3492638.91	3617623.06

ASSETS
Cash and balances with Reserve Bank of India	144560.56	127874.74	178683.22
Balances with banks and money at call and short notice	75610.32	49579.05	40464.19
Investments	811853.45	674931.44	702414.96
Advances	2518248.24	2446075.66	2484861.52
Fixed assets	12872.52	10365.46	11398.97
Other assets	195819.45	183812.56	199800.20

Total	3758964.54	3492638.91	3617623.06

2

The above standalone financial results have been approved by the Board of Directors at its meeting held on January 22, 2025. The financial results for the quarter and nine months ended December 31, 2024 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The financial results for the quarter and nine months ended December 31, 2023 and for the year ended March 31, 2024 were reviewed / audited by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank has classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. On transition to the framework on April 01, 2024, the Bank has recognised a net gain of ₹ 482.87 crore (net of tax of ₹ 127.00 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter and nine months ended December 31, 2024 is not comparable with that of the previous period/s. Except for the foregoing, the Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2024. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the nine months ended December 31, 2024 include the operations of the eHDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with results for the nine months ended December 31, 2023.

6

On October 07, 2024, the Board of Directors of the Bank approved the sale of 100.00% stake in HDFC Education and Development Services Private Ltd (“HEADS”), a subsidiary of eHDFC Limited that became a subsidiary of the Bank upon the Scheme becoming effective, for a consideration of ₹ 192.00 crore, in order to comply with the condition imposed by the RBI in relation to the Scheme. Accordingly, the Bank has divested its entire stake in HEADS during the quarter ended December 31, 2024.

7

During the quarter and nine months ended December 31, 2024, the Bank allotted 1,75,37,235 and 5,14,04,882 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

8

Pursuant to clarification received from the RBI regarding provisioning requirement towards Investments in Alternate Investment Funds (AIFs), the Bank has reassessed the provision thereon. Accordingly, during the quarter ended September 30, 2024, the Bank reversed provision of ₹ 679.52 crore in respect of the investments in AIFs and the provision held as at September 30, 2024 was ₹ 354.97 crore. As at December 31, 2024, provision held thereon is ₹ 345.44 crore.

9	Details of loans transferred / acquired during the quarter ended December 31, 2024 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	Details of non-performing assets (NPAs) transferred:

	₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	1	—	—
Aggregate principal outstanding of loans transferred	38.12	—	—
Weighted average residual tenor of the loans transferred (in years)	—	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	40.00	—	—
Additional consideration realised in respect of accounts transferred in earlier years	14.15	—	—

The Bank has reversed the excess provision of ₹ 38.12 crore to Profit and Loss account on sale of the aforesaid loans.

(ii)	Details of loans not in default transferred through assignment / participation are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	9,251.58
Weighted average residual maturity (in years)	9.45
Weighted average holding period (in years)	3.13
Retention of beneficial economic interest	10%
Tangible security coverage	91%

The loans transferred amounting to ₹ 829.77 crore are rated A1+ and balance are not rated as these are to non-corporate borrowers.

(iii)	Details of ratings of SRs outstanding as on December 31, 2024 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	128.82
RR1	India Ratings	100% - 150%	51.17
RR1	CRISIL	100% - 150%	23.50
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1	Informeric	100% - 150%	704.70
RR3	India Ratings	50% - 75%	36.46
Unrated			25.71
		Total	971.36

(iv)	The Bank has not acquired any stressed loan and loan not in default.

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off. Other income for the quarter and nine months ended December 31, 2024, includes the reversal of service tax expense provision that is no longer required of ₹ 477.56 crore.

11

Provision for tax during the quarter and nine months ended December 31, 2023, and for the year ended March 31, 2024, is net of write back of provision no longer required of ₹ 1,500.96 crore, ₹ 2,507.65 crore and ₹ 6,325.04 crore respectively, pursuant to favourable orders received.

12

Pursuant to approvals by the Boards of the directors of the Bank and its subsidiary company HDB Financial services Limited (“HDBFS”), HDBFS filed Draft Red Herring Prospectus dated October 30, 2024 with SEBI, BSE Limited and National Stock Exchange of India Limited, in connection with an Initial Public Offering (“IPO”) of equity shares of face value of ₹ 10/- each of HDBFS. The IPO is comprised of a fresh issuance of equity shares aggregating up to ₹ 2,500.00 crore and an offer for sale of equity shares aggregating up to ₹ 10,000.00 crore by the Bank and is subject to applicable law, market conditions, receipt of necessary approvals / regulatory clearances and other considerations.

13	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

14	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: January 22, 2025	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2024

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2024
		31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	85040.17	83001.72	78008.17	249588.09	204215.41	283649.02
	a) Interest / discount on advances / bills	63363.53	62707.35	59527.32	187946.70	156876.66	217979.34
	b) Income on investments	18878.30	17826.68	16573.26	54179.05	41542.07	57524.80
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	925.26	849.10	471.68	2410.78	1810.06	2634.63
	d) Others	1873.08	1618.59	1435.91	5051.56	3986.62	5510.25
2	Other income (a)+(b)	27153.77	38455.02	37007.34	101059.08	79388.01	124345.75
	a) Premium and other operating income from insurance business	19238.57	19108.13	17778.49	52953.43	35064.36	57858.60
	b) Others (Refer note 9)	7915.20	19346.89	19228.85	48105.65	44323.65	66487.15
3	Total income (1)+(2)	112193.94	121456.74	115015.51	350647.17	283603.42	407994.77
4	Interest expended	46914.28	45414.21	43242.37	136907.99	110447.04	154138.55
5	Operating expenses (i)+(ii)+(iii)	37349.50	48805.24	45926.13	132701.27	103141.43	152269.34
	i) Employees cost	8517.66	8519.34	7860.20	25326.07	21600.41	31023.00
	ii) Claims and benefits paid and other expenses pertaining to insurance business	16745.01	28396.69	26751.68	71894.25	50465.61	78313.46
	iii) Other operating expenses	12086.83	11889.21	11314.25	35480.95	31075.41	42932.88
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	84263.78	94219.45	89168.50	269609.26	213588.47	306407.89
7	Operating profit before provisions and contingencies (3)-(6)	27930.16	27237.29	25847.01	81037.91	70014.95	101586.88
8	Provisions (other than tax) and contingencies	3957.29	3268.87	4603.90	10369.25	11207.74	25018.28
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	23972.87	23968.42	21243.11	70668.66	58807.21	76568.60
11	Tax expense	5632.76	5340.98	3525.11	16513.06	11373.58	11122.10
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	18340.11	18627.44	17718.00	54155.60	47433.63	65446.50
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	18340.11	18627.44	17718.00	54155.60	47433.63	65446.50
15	Less: Minority interest	683.50	801.53	460.13	2198.23	993.97	1384.46
16	Net profit for the period (14)-(15)	17656.61	17825.91	17257.87	51957.37	46439.66	64062.04
17	Paid up equity share capital (Face value of ₹ 1/- each)	764.83	763.08	759.25	764.83	759.25	759.69
18	Reserves excluding revaluation reserves						452982.84
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.11	23.40	22.74	68.18	67.15	90.42
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	23.00	23.29	22.65	67.88	66.81	90.01

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2024
		31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	15428.73	14567.80	14664.82	45317.12	41100.36	61653.66
b)	Retail Banking:	71973.92	70014.78	64774.11	210043.49	168572.61	233637.87
	(i) Digital Banking*	2.29	2.20	0.94	6.19	2.32	3.37
	(ii) Non Digital Banking	71971.63	70012.58	64773.17	210037.30	168570.29	233634.50
c)	Wholesale Banking	47683.00	47470.21	49743.78	142327.16	126774.31	175520.23
d)	Other Banking Operations	9165.17	8716.61	7511.34	25875.94	21731.46	30050.38
e)	Insurance Business**	20149.44	31439.60	29862.25	81221.67	55875.28	86877.22
f)	Others^	4584.06	4517.50	3433.61	12764.17	9785.59	13536.00
g)	Unallocated	—	—	—	—	—	—
	Total	168984.32	176726.50	169989.91	517549.55	423839.61	601275.36
	Less: Inter Segment Revenue	56790.38	55269.76	54974.40	166902.38	140236.19	193280.59

	Income from Operations	112193.94	121456.74	115015.51	350647.17	283603.42	407994.77

2	Segment Results***
a)	Treasury	924.51	743.83	1883.46	3374.67	5061.85	14190.10
b)	Retail Banking:	6423.20	6915.89	5725.88	19160.37	15233.54	15659.91
	(i) Digital Banking*	(0.03)	0.12	(0.29)	0.02	(0.92)	(1.23)
	(ii) Non Digital Banking	6423.23	6915.77	5726.17	19160.35	15234.46	15661.14
c)	Wholesale Banking	11497.04	11864.31	9876.77	34137.53	28529.83	32280.98
d)	Other Banking Operations	3588.17	3075.19	2745.95	10219.90	8278.22	11104.00
e)	Insurance Business**	1558.21	1163.42	1361.02	4082.44	2001.11	3321.30
f)	Others^	568.11	799.72	451.43	1451.81	1673.40	2352.00
g)	Unallocated	(586.37)	(593.94)	(801.40)	(1758.06)	(1970.74)	(2339.69)

	Total Profit Before Tax and Minority Interest	23972.87	23968.42	21243.11	70668.66	58807.21	76568.60

3	Segment Assets
a)	Treasury	939561.69	825913.16	759245.15	939561.69	759245.15	822926.80
b)	Retail Banking:	1504060.81	1466708.32	1362925.61	1504060.81	1362925.61	1395089.03
	(i) Digital Banking*	73.53	60.89	54.05	73.53	54.05	51.34
	(ii) Non Digital Banking	1503987.28	1466647.43	1362871.56	1503987.28	1362871.56	1395037.69
c)	Wholesale Banking	1179624.34	1263373.58	1260248.89	1179624.34	1260248.89	1274899.43
d)	Other Banking Operations	108862.24	105840.37	91673.50	108862.24	91673.50	97097.23
e)	Insurance Business**	362550.16	359068.23	307522.13	362550.16	307522.13	322984.00
f)	Others^	106665.67	104654.33	81664.70	106665.67	81664.70	89587.20
g)	Unallocated	26855.46	26229.94	18545.76	26855.46	18545.76	27610.57

	Total	4228180.37	4151787.93	3881825.74	4228180.37	3881825.74	4030194.26

4	Segment Liabilities***
a)	Treasury	74522.11	68586.20	154374.88	74522.11	154374.88	94557.67
b)	Retail Banking:	2273941.41	2142405.13	1912201.02	2273941.41	1912201.02	2046673.65
	(i) Digital Banking*	78.32	65.56	58.12	78.32	58.12	56.18
	(ii) Non Digital Banking	2273863.09	2142339.57	1912142.90	2273863.09	1912142.90	2046617.47
c)	Wholesale Banking	871158.16	950205.19	950277.47	871158.16	950277.47	973987.85
d)	Other Banking Operations	8364.43	8899.59	7030.03	8364.43	7030.03	8212.98
e)	Insurance Business**	348560.91	346528.53	296060.32	348560.91	296060.32	311998.00
f)	Others^	85527.65	83430.04	65080.06	85527.65	65080.06	71040.35
g)	Unallocated	47957.55	54498.50	46455.70	47957.55	46455.70	53945.11

	Total	3710032.22	3654553.18	3431479.48	3710032.22	3431479.48	3560415.61

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	518148.15	497234.75	450346.26	518148.15	450346.26	469778.65

6	Total (4)+(5)	4228180.37	4151787.93	3881825.74	4228180.37	3881825.74	4030194.26

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

***Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.12.2024	As at 31.12.2023	As at 31.03.2024
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	764.83	759.25	759.69
Employees stock options outstanding	3396.04	2311.89	2652.72
Reserves and surplus	498029.42	434251.32	452982.84
Minority interest	15957.86	13023.80	13383.40
Deposits	2560580.34	2211670.13	2376887.28
Borrowings	653474.25	799659.85	730615.46
Other liabilities and provisions	183011.50	133942.12	174832.07
Policyholders’ funds	312966.13	286207.38	278080.80

Total	4228180.37	3881825.74	4030194.26

ASSETS
Cash and balances with Reserve Bank of India	144582.95	127903.29	178718.67
Balances with banks and money at call and short notice	86560.49	58048.84	50115.84
Investments	1151723.53	962754.38	1005681.63
Advances	2620474.61	2527384.91	2571916.65
Fixed assets	14299.83	11522.36	12603.76
Other assets	210538.96	194211.96	211157.71

Total	4228180.37	3881825.74	4030194.26

2	Consolidated Statement of Cashflow is given below:

	(₹ in crore)
Particulars	Half year ended		Year ended 31.03.2024
	30.09.2024	30.09.2023
	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Consolidated profit before income tax and after minority interest	45181.06	37030.26	75184.14
Adjustment for :
Depreciation on fixed assets	1888.04	1511.11	3092.08
Profit on revaluation of investments	(9654.26)	(2828.78)	(6957.14)
Amortisation of premium / (discount) on investments	(167.81)	478.66	966.09
Profit on sale of fixed assets	(10.52)	(35.93)	(75.36)
Profit on sale of investment in subsidiary	—	—	(7341.42)
Provision / charge for non performing assets	7648.95	6497.93	12540.05
Floating provisions	—	—	10900.00
Provision for standard assets and contingencies	(1236.99)	105.90	1578.23
Employee stock options / units expense	1052.13	675.15	1731.73

	44700.60	43434.30	91618.40

Adjustments for :
Increase in investments	(39018.35)	(78252.74)	(88411.63)
Increase in advances	(27907.72)	(139199.65)	(309210.70)
Increase in deposits	119437.64	131156.29	336964.81
Increase in other assets	(7199.39)	(6697.33)	(31197.26)
(Decrease) / Increase in other liabilities and provisions	6663.72	(459.81)	6420.40
Increase in policyholders’ funds	29426.38	12343.44	35728.16

	126102.88	(37675.50)	41912.18

Direct taxes paid (net of refunds)	(12303.16)	(7925.37)	(22842.84)

Net cash flow from / (used in) operating activities	113799.72	(45600.87)	19069.34

Cash flows from investing activities:
Purchase of fixed assets	(1792.03)	(1732.50)	(4286.72)
Proceeds from sale of fixed assets	42.26	50.53	99.82
Proceeds from sale of investment in subsidiary (net)	—	—	9500.67
Investment in subsidiaries	(67.47)	—	—

Net cash flow from / (used in) investing activities	(1817.24)	(1681.97)	5313.77

Cash flows from financing activities:
Increase in minority interest	1054.32	257.44	1201.66
Proceeds from exercise of convertible equity warrants	—	3192.81	3192.81
Proceeds from issue of share capital (other than on exercise of warrants)	3918.40	3534.64	5249.73
Proceeds from issue of Tier 1 and Tier 2 capital instruments	500.00	—	2350.00
Redemption of Tier 1 and Tier 2 capital instruments	(200.00)	—	(230.00)
(Decrease) / Increase in other borrowings	(64919.96)	35430.58	(7342.84)
Dividend paid during the period	(14826.19)	(8404.42)	(8404.42)

Net cash flow from / (used in) financing activities	(74473.43)	34011.05	(3983.06)

Effect of change in foreign currency translation reserve	41.83	73.63	104.94

Net increase / (decrease) in cash and cash equivalents	37550.88	(13198.16)	20504.99

Cash and cash equivalents at the beginning of the year	228834.51	197147.81	197147.81
Cash and cash equivalents acquired on amalgamation	—	11181.71	11181.71
Cash and cash equivalents at the end of the period	266385.39	195131.36	228834.51

Cash and cash equivalents includes cash and balances with the RBI and balances with banks and money at call & short notice.

2

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the “Group”) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on January 22, 2025. The financial results for the quarter and nine months ended December 31, 2024 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The financial results for the quarter and nine months ended December 31, 2023 and for the year ended March 31, 2024 were reviewed / audited by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. For the purpose of consolidation, all the subsidiaries of the Bank and EWT have followed the revised framework of the Bank except for HDFC Life insurance Company Limited (“HDFC Life”) and HDFC Ergo General Insurance Company Limited (“HDFC Ergo”), (the subsidiaries regulated by IRDAI), which continue to follow the IRDAI guidelines. On transition to the framework on April 01, 2024, the group recognised a net gain of ₹ 1,113.78 crore (net of tax of ₹ 405.86 crore and minority interest of ₹ 914.25 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter and nine months ended December 31, 2024 is not comparable with that of the previous period/s. Except for the foregoing, the Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2024. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the nine months ended December 31, 2024 include the operations of eHDFC Limited and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with results for the nine months ended December 31, 2023.

6

On October 07, 2024, the Board of Directors of the Bank approved the sale of 100.00% stake in HDFC Education and Development Services Private Ltd (“HEADS”), a subsidiary of eHDFC Limited that became a subsidiary of the Bank upon the Scheme becoming effective, for a consideration of ₹ 192.00 crore, in order to comply with the condition imposed by the RBI in relation to the Scheme. Accordingly, the Bank has divested its entire stake in HEADS during the quarter ended December 31, 2024.

7

Pursuant to approvals by the Boards of the directors of the Bank and its subsidiary company HDB Financial services Limited (“HDBFS”), HDBFS filed Draft Red Herring Prospectus dated October 30, 2024 with SEBI, BSE Limited and National Stock Exchange of India Limited, in connection with an Initial Public Offering (“IPO”) of equity shares of face value of ₹ 10/- each of HDBFS. The IPO is comprised of a fresh issuance of equity shares aggregating up to ₹ 2,500.00 crore and an offer for sale of equity shares aggregating up to ₹ 10,000.00 crore by the Bank and is subject to applicable law, market conditions, receipt of necessary approvals / regulatory clearances and other considerations.

8

During the quarter and nine months ended December 31, 2024, the Bank allotted 1,75,37,235 and 5,14,04,882 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

9

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

10

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

11	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

12	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: January 22, 2025	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2024

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2024, at its meeting held in Mumbai on Wednesday, January 22, 2025. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue was ₹ 652.8 billion for the quarter ended December 31, 2024. The consolidated profit after tax for the quarter ended December 31, 2024 was ₹ 176.6 billion. The consolidated PAT adjusted for trading & mark to market gains, prior year one-off provisions and prior year tax credits, grew by 13.1%. The consolidated PAT for the nine months ended December 31, 2024 was ₹ 519.6 billion. Earnings per share for the quarter ended December 31, 2024 was ₹ 23.1 and book value per share as of December 31, 2024 was ₹ 656.6.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2024

The Bank’s net revenue grew by 6.3% to ₹ 421.1 billion for the quarter ended December 31, 2024 from ₹ 396.1 billion for the quarter ended December 31, 2023.

Net interest income (interest earned less interest expended) for the quarter ended December 31, 2024 grew by 7.7% to ₹ 306.5 billion from ₹ 284.7 billion for the quarter ended December 31, 2023. Core net interest margin was at 3.43% on total assets, and 3.62% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended December 31, 2024 was ₹ 114.5 billion as against ₹ 111.4 billion in the corresponding quarter ended December 31, 2023. The four components of other income for the quarter ended December 31, 2024 were fees & commissions of ₹ 81.8 billion (₹ 69.4 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 14.0 billion (₹ 12.1 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 0.7 billion (gain of ₹ 14.7 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 17.9 billion (₹ 15.2 billion in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended December 31, 2024 were ₹ 171.1 billion, an increase of 7.2% over ₹ 159.6 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 40.6%.

Provisions and contingencies for the quarter ended December 31, 2024 were ₹ 31.5 billion as against ₹ 42.2 billion for the quarter ended December 31, 2023.

Profit before tax (PBT) for the quarter ended December 31, 2024 was at ₹ 218.5 billion. Profit after tax (PAT) for the quarter was at ₹ 167.4 billion. PAT, adjusted for trading & mark to market gains, prior year one-off provisions and prior year tax credits, grew by 13.6% over the quarter ended December 31, 2023.

Balance Sheet: As of December 31, 2024

Total balance sheet size as of December 31, 2024 was ₹ 37,590 billion as against ₹ 34,926 billion as of December 31, 2023.

The Bank’s average deposits were ₹ 24,528 billion for the December 2024 quarter, a growth of 15.9% over ₹ 21,171 billion for the December 2023 quarter, and 4.2% over ₹ 23,540 billion for the September 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,176 billion for the December 2024 quarter, a growth of 6.0% over ₹ 7,711 billion for the December 2023 quarter, and 1.1% over ₹ 8,084 billion for the September 2024 quarter.

Total EOP Deposits were at ₹ 25,638 billion as of December 31, 2024, an increase of 15.8% over December 31, 2023. CASA deposits grew by 4.4% with savings account deposits at ₹ 6,056 billion and current account deposits at ₹ 2,671 billion. Time deposits were at ₹ 16,911 billion, an increase of 22.7% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 34.0% of total deposits as of December 31, 2024.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The Bank’s advances under management, on an average basis, were ₹ 26,276 billion for the December 2024 quarter, a growth of 7.6% over ₹ 24,414 billion for the December 2023 quarter, and a growth of 2.5% over ₹ 25,639 billion for the September 2024 quarter.

Gross advances were at ₹ 25,426 billion as of December 31, 2024, an increase of 3.0% over December 31, 2023. Grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment, advances under management grew by 6.1% over December 31, 2023. Retail loans grew by 10.0%, commercial and rural banking loans grew by 11.6% and corporate and other wholesale loans were lower by 10.4%. Overseas advances constituted 1.8% of total advances.

Nine months ended December 31, 2024

For the nine months ended December 31, 2024, the Bank earned a total income of ₹ 2,566.6 billion as against ₹ 2,179.4 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2024 were ₹ 1,242.1 billion, as against ₹ 1,105.3 billion for the nine months ended December 31, 2023. Profit after tax for the nine months ended December 31, 2024 was ₹ 497.3 billion, up by 12.3% over the corresponding nine months ended December 31, 2023.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 20.0% as on December 31, 2024 (18.4% as on December 31, 2023) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 18.0% and Common Equity Tier 1 Capital ratio was at 17.5% as of December 31, 2024. Risk-weighted Assets were at ₹ 25,305 billion.

NETWORK

As of December 31, 2024, the Bank’s distribution network was at 9,143 branches and 21,049 ATMs across 4,101 cities / towns as against 8,091 branches and 20,688 ATMs across 3,872 cities / towns as of December 31, 2023. 51% of our branches are in semi-urban and rural areas. In addition, we have 15,196 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,10,219 as of December 31, 2024 (as against 2,08,066 as of December 31, 2023).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.42% of gross advances as on December 31, 2024 (1.19% excluding NPAs in the agricultural segment), as against 1.36% as on September 30, 2024 (1.19% excluding NPAs in the agricultural segment), and 1.26% as on December 31, 2023 (1.11% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.46% of net advances as on December 31, 2024.

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 94.5% stake. For the quarter ended December 31, 2024, HDBFSL’s net revenue was at ₹ 25.0 billion. Profit after tax for the quarter ended December 31, 2024 was ₹ 4.7 billion compared to ₹ 6.4 billion for the quarter ended December 31, 2023. Profit after tax for the nine months ended December 31, 2024 was ₹ 16.5 billion. The total loan book was ₹ 1,021 billion as on December 31, 2024. Stage 3 loans were at 2.25% of gross loans. Total CAR was at 19.2% with Tier-I CAR at 14.4%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.3% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended December 31, 2024 was ₹ 4.1 billion compared to ₹ 3.7 billion for the quarter ended December 31, 2023, a growth of 13.7%. Profit after tax for the nine months ended December 31, 2024 was ₹ 13.3 billion.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.5% stake, offers a range of general insurance products. Profit after tax for the quarter ended December 31, 2024 was ₹ 1.0 billion, as against profit after tax of ₹ 1.3 billion for the quarter ended December 31, 2023. Profit after tax for the nine months ended December 31, 2024 was ₹ 4.3 billion.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.5% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended December 31, 2024, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 7,874 billion. Profit after tax for the quarter ended December 31, 2024 was ₹ 6.4 billion compared to ₹ 4.9 billion for the quarter ended December 31, 2023, a growth of 31.0%. Profit after tax for the nine months ended December 31, 2024 was ₹ 18.2 billion.

HDFC Securities Ltd (HSL), in which the Bank holds a 94.6% stake, is amongst the leading broking firms. For the quarter ended December 31, 2024, HSL’s total revenue was ₹ 7.9 billion. Profit after tax for the quarter ended December 31, 2024 was ₹ 2.7 billion, as against ₹ 2.3 billion for the quarter ended December 31, 2023, a growth of 16.0%. Profit after tax for the nine months ended December 31, 2024 was ₹ 8.7 billion.

Note:

The figures for the period ended December 31, 2024 include the operations of erstwhile HDFC Ltd. which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com